DAVID LERNER ASSOCIATES INC.
477 Jericho Turnpike
Syosset, NY 11791-9006

VIA EDGAR AND OVERNIGHT COURIER

January 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4720
Attention: Ms. Karina Dorin

Re:	Energy 11, LP
Registration Statement on Form S-1
File No. 333-197476

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Energy 11, LP (the “Company”) in requesting that the effective date of the above-referenced registration statement be accelerated to Thursday, January 22, 2015, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

This is to further advise you that we, as the exclusive Dealer Manager for this issuance, have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

David Lerner Associates, Inc.

By:_/s/ Alan P. Chodosh__________
Alan P. Chodosh, Executive Vice President
and Chief Financial Officer